

p3point

Organizational Chart
(currently one person firm, but potential future)
1 Sept 2016


President
Chief Compliance Officer
Vice President (Infrastructure)
Vice President (Power)
Vice President (Transportation)
Vice President (Water)
Admin Support
Admin Support
Analyst
Analyst
Analyst
Analyst
Analyst
Analyst
Analyst
Analyst

p3point: Organizational chart (currently one person firm, but potential future)